UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Limited (the “Company”) is providing the following update with regards to the Company’s 2025 plans and partnerships, announced on the Company’s Investor Meeting hosted live at Bitcoin MENA, Abu Dhabi and livestreamed on X at 8.30am Eastern Time, December 10, 2024.

The Company today announced the launch of the Genius Bitcoin Academy and Genius Blockchain Academy, with a series of micocourses, microdegrees and certifications to be launched in January 2025, featuring authors, experts and podcasters within the global Bitcoin and Blockchain communities.

The Company today announced a partnership with Applied Blockchain, based in the United Kingdom, to launch the Company’s next generation edtech platform, with the Company’s GEM (Genius Education Merits) in-platform student credits linked to the value of Satoshis (a fractional unit of Bitcoin) and Certifications on the Lightning Network. The Lightning Network, via RBG, enables smart contracts on a Bitcoin-based decentralized network.

The Company today also announced their attendance and sponsorship of a series of Bitcoin events in 2025. These include:

●	Title Sponsor of the FutureFi Summit, Sponsor of the Instutional Summit and main conference of Consensus Hong Kong, 2025, presented by CoinDesk and scheduled for February 18-20, 2025

●	Title Sponsor of the Bitcoin Investor Day, sponsor of the Paris Blockchain Week, and Title Sponsor of the VIP Dinner, featuring the Genius Awards, held at the Louvre Pyramid, scheduled for April 7-10, 2025

●	Title Sponsor of the Bitcoin Adoption Summit, Sponsor of the Wealth Management Day and main conference of Consensus Toronto, 2025, presented by CoinDesk and scheduled for May 14-16, 2025

●	Title Sponsor of the Deep Whale Lounge and Sessions Stage and Moon Sponsor of Bitcoin Asia, presented by BTC Inc and scheduled for August 28-29, 2025 in Hong Kong.

Attendance of these industry events are in addition to the Company’s recently announced Title Sponsorship of the Deep Whale Lounge and Sessions Stage and Moon Sponsor of Bitcoin 2025, presented by BTC Inc and scheduled for May 27-29, 2025 in Las Vegas.

The various announcements, made at Bitcoin MENA, Abu Dhabi, are part of the Company’s ongoing plans to grow its leadership position as a Bitcoin-first, AI-powered education company, building its student base and faculty preparing for the exponential economies of the future while building its Bitcoin Treasury.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: December 10, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)